Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: July 28, 2022

The following is the 2022 Interim Financial Results Webcast Presentation of Rentokil Initial plc published on July 28, 2022:

1 Interim Financial Results 2022 28 July, 2022

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc ("Rentokil Initial") and Terminix Global Holdings, Inc. ("Terminix"), Rentokil Initial has filed with the U.S. Securities and Exchange Commission (the "SEC") a preliminary registration statement on Form F-4, which includes a preliminary proxy statement of Terminix that also constitutes a preliminary prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial's shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix's Corporate Secretary's Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial's or Terminix's website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix's directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial's directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial's or Terminix's website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix's businesses; management's time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix's or Rentokil Initial's operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the "COVID-19 pandemic")), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial's or Terminix's business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial's or Terminix's ability to pursue certain business opportunities or strategic transactions; Rentokil Initial's or Terminix's ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the "Risks and Uncertainties" section in Rentokil Initial's reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial's website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the "Risk Factors" and "Information Regarding Forward-Looking Statements" sections in Terminix's reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

2

H1 Highlights Strong H1 Performance. Global Pest Control and Hygiene & Wellbeing businesses performing well. Andy Ransom Chief Executive 3 3

2022 Interim Results | **Highlights**

Rentokil Initial

+12.0%

Ongoing Revenue Growth

+12%* to £1,520.8m in H1 at CER.
£1,534.4m including disinfection

Double digit Ongoing Revenue growth in North America, Europe and Asia & MENAT regions.

Ongoing Revenue +12.1% in Pest Control (+11.0% in Growth markets; +19.9% in Emerging markets) and +10.8% in Hygiene & Wellbeing*.

Excellent Organic Revenue growth of 7.3% with 5.6% in Pest Control, 10.0% in Hygiene & Wellbeing.

+9.6%

Ongoing Operating Profit

+9.6% at CER. +11.5% to £232.5m at AER.

Group Net Operating Margin +60bps to 14.9% - highest in more than a decade.

Further margin progression in North America +40bps to 16.0%.

Margin progression in Europe +120bps to 19.3%.

Adjusted profit before tax +16.2% to £225.4m.

4

*Ongoing Revenue and Organic Revenue growth at CER unless otherwise stated and excluding Disinfection of £13.6m in H1 2022 vs £95.3m in H1 2021 during the Covid crisis phase.

2022 Interim Results | **Highlights**

Rentokil Initial

£136.3m

Continued Strong Cash Management

Free cash flow of £136.3m.

88% cash conversion rate. Additional working capital spend on inventory to ensure no disruptions in global supply chain.

Strong price progression fully offsetting input inflation while at the same time increasing customer satisfaction (H1 NPS: 2.2pts increase).

1.1% improvement in customer retention year on year (H1 2022: 85.4% vs 84.3% in H1 2021).

31 Deals

Excellent M&A in H1

31 deals with £68.4m acquired revenues.

Accelerated deal flow (31 deals vs 24 in H1 2021).

Total consideration of £159.6m – good progress towards our full year target of around £250m in typically smaller, bolt-on acquisitions.

26 deals in Pest Control and 5 deals in Hygiene & Wellbeing - expanding into new growth areas eg air quality and medical hygiene.

Strong pipeline of bolt-on acquisitions.

5

2022 Interim Results | Highlights 6 x Waiting period under the Hart - Scott - Rodino Antitrust Improvements Act expired, thereby satisfying the US antitrust condition. x Disposal of Terminix’s UK and Norwegian businesses complete. x 3 years of financials audited to US PCAOB standards complete. x Draft UK circular/prospectus and initial F - 4 (and first amendment to the F - 4) submitted for detailed review . x Maintained good communications with both sets of colleagues. x Joint integration planning well advanced. x Strong support from investors for the new bond issues; raising EUR1.45bn and GBP400m (c.£1.6bn) to finance the deal. x On track to complete in H2 2022 – target remains at or around the end of Q3, subject to next steps. Next steps: Completion of reviews by the FCA and the SEC; US Prospectus / Proxy and UK Circular / Prospectus published to shareholders; shareholder voting; approval and closing. Listing of ADSs on NYSE (RTO).

Interim Financial Results 2022 Financial & Regional Review Stuart Ingall - Tombs Chief Financial Officer

Financial highlights H1 2022 £ million AER CER Δ AER Δ CER Ongoing Revenue* 1,571.2 1,534.4 8.1% 5.6% Ongoing Revenue exc. disinfection 1,557.4 1,520.8 14.7% 12.0% Ongoing Operating Profit* 232.5 228.1 11.5% 9.6% Ne t Operating Margins 14.9% 60bps Adjusted profit before tax* 225.4 222.0 16.2% 14.7% Free Cash Flow 136.3 Adjusted EPS 9.49p 14.1% 7.8% Dividend per share 2.4p 15.0% *Ongoing Revenue and Ongoing Operating Profit exclude the results of disposed businesses. Ongoing Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading perfo r mance. **as at 30 June 2022 8 Revenue £1,534.4 m + 12.0 % excluding disinfection, demonstrating strong momentum in our core businesses Profit £228.1 m Cash £136.3m Representing 88% cash conversion + 9.6% including disinfection Strong pricing offsetting increased cost inflation DPS 2.4 p +15% in line with our progressive dividend policy Net Debt /EBITDA** 2.2x Following acquisition spend

North America

	H1 2022	Δ
Ongoing Revenue	£656.1m	+12.5%*
Organic Revenue		+6.4%
Ongoing Operating Profit	£104.8m	+4.8%
Net Operating Margin	16.0%	+40bps



43% of Group Ongoing Revenue



45% of Group Ongoing Operating Profit

*Excluding disinfection. Including disinfection: +2.1%

Pest Control Ongoing Revenue +12.0% (5.5% Organic), underpinned by good price progression and despite modest headwind from cold weather that delayed the start to the pest season

Good growth in the distribution business notwithstanding supply chain challenges, effectively mitigated by managing inventory levels to maintain supply to customers

4.8% growth in Ongoing Operating Profit. Cost inflation effectively offset through pricing

Net Operating Margin up 40bps yoy to 16.0% despite the anticipated reduction in disinfection business (H1 22: £1.2m; H1 21: £60.8m)

6 acquisitions in H1 22, with total annualised revenues of £13.0m

Good level of colleague retention at more than 80%, despite labour market pressures

12.5% increase in Ongoing Revenue; 6.4% improvement in Organic Revenue

9

North America Path to 18% Net Operating Margin Group Revenue: % Group Profit: % Target / Activity Progress in H1 2022 4% to 5% Organic Growth 6.4% Organic Growth Performance delivered despite some supply chain constraints and unseasonably cold weather $50m to $80m additional revenues p.a. from acquisitions Significant progress toward closing of Terminix acquisition + 6 bolt - on deals in H1 with c.$16m in acquired revenues Best of Breed (BoB) back office programme IT re - platforming delivered Implementing group best practice innovation Net Operating Margin 18% by end of FY 2022 Margin up 40 bps in H1 to 16.0%, despite the anticipated reduction in disinfection business. Improvement delivered from organic revenue growth, acquisition synergies and efficiencies from our Best of Breed programme On track to deliver 18% margin in North America by end of FY 2022 10 +390bps versus pre - Covid NOM (1H19: 12.1%)

North America Implementation of Group Innovation On track to deliver 18% margin in North America by end of FY 2022 11

Europe (including LATAM)

Rentokil Initial

	H1 2022	Δ
Ongoing Revenue	£439.9m	+13.6%*
Organic Revenue		+9.6%
Ongoing Operating Profit	£85.0m	+16.3%
Net Operating Margin	19.3%	+120bps



29% of Group Ongoing Revenue



37% of Group Ongoing Operating Profit

*Excluding disinfection. Including disinfection: +8.9%

13.6% growth in Ongoing Revenue* supported by pricing and volumes

- Pest Control Ongoing Revenue +14.4%, despite some continued supply chain disruption affecting the German fumigation business
- Hygiene & Wellbeing Ongoing Revenue +11.6%, with full contractual core service terms restored in most markets
- France Workwear +16.0%, overall recovery to pre-Covid levels

Ongoing Revenue including disinfection in Germany impacted by loss of c.£5m of disinfection revenue

16.3% growth in Ongoing Operating Profit, supported by 61% growth in France, 28% growth in Latin America & Caribbean and 16% growth in Benelux

Net Operating Margin up 120bps yoy to 19.3%. Pricing offsetting cost inflation in all categories

Excellent level of colleague retention at mid-90%, with both service and sales trending well

13 acquisitions in H1 22 with combined annualised revenues of £41.5m. 7 acquisitions in Europe and 6 in LATAM

Strong regional performance across all categories

12

UK & Sub-Saharan Africa

Rentokil Initial

	H1 2022	Δ
Ongoing Revenue	£181.1m	+5.6%*
Organic Revenue		+5.6%
Ongoing Operating Profit	£46.4m	(0.5)%
Net Operating Margin	25.6%	-90bps



12% of Group Ongoing Revenue



20% of Group Ongoing Operating Profit

*Excluding disinfection. Including disinfection: +3.0%

Resilient trading performance against strong prior year comparators

- Pest Control Ongoing Revenue +4.5%, slightly dampened by domestic property services reflecting slower growth housing market
- Hygiene & Wellbeing Ongoing Revenue +8.4%, with improving Ambius performance

Ongoing Operating Profit marginally down 0.5% to £46.4m driven by non repeat c.£5m of bad debt provision release in previous year

Net Operating Margin at 25.6%. Cost increases mitigated by pricing

Strong cash performance, with debtor days at pre-pandemic levels. No significant escalation in bad debt or customer insolvencies

Customer retention at 86.5%, above pre-pandemic levels

Continued strong investment in colleagues. Colleague retention strengthened significantly on prior period

Resilient trading performance against strong prior year comparators

13

Asia and MENAT

Rentokil Initial

	H1 2022	Δ
Ongoing Revenue	£147.1m	+15.5%*
Organic Revenue		+8.3%
Ongoing Operating Profit	£20.6m	17.2%
Net Operating Margin	14.0%	+40bps



10% of Group Ongoing Revenue



9% of Group Ongoing Operating Profit

*Excluding disinfection. Including disinfection: +13.5%

Strengthened regional performance with Ongoing Revenue growth of 15.5%. Overall demand recovery for core services, despite strict Covid lockdowns in China and other Asian markets

17.2% growth in Ongoing Operating Profit. Good progress on price increases, with notably strong execution in Indonesia serving as a model for other countries

Net Operating Margin up 40bps yoy to 14.0% despite the anticipated reduction in disinfection business

7 acquisitions in H1 22, with combined annualised revenues of £9.8m

Improved sales and service colleague retention

A strengthened performance despite strict lockdowns in H1

14

Pacific Robust financial performance and strong customer retention 15 *Excluding disinfection. Including disinfection: +9.3% Good trading performance alongside progressive reopening of markets » Pest Control Ongoing Revenue +8.2%. Strong demand in commercial supported by rebound in residential » Hygiene & Wellbeing Ongoing Revenue +11.1% 15.8% growth in Ongoing Operating Profit . Good progress on price increases Net Operating Margin up 120bps yoy to 21.8% Strong customer retention 4 acquisitions in H1 22 , one in New Zealand and three in Australia H1 2022 Δ Ongoing Revenue £107.7m +9.8%* Organic Revenue +5.3% Ongoing Operating Profit £23.5m +15.8% Net Operating Margin 21.8% +120bps 7% of Group Ongoing Revenue 10% of Group Ongoing Operating Profit

Pricing Management 16 Higher cost inflation actively managed Most commercial and residential customers on evergreen rolling contracts with automatic annual price increases (APIs) passed through on the anniversary of contract inception APIs implemented every month and every day of the week across most of our regions APIs not designed to enhance margins, rather to mitigate inflationary cost increases, including fuel, labour, paper and consumables Input cost inflation fully offset by pricing in H 1 . Strong price progression accompanied by improved customer retention Remain confident in passing on pricing increases in FY 2022 to further fully offset inflation Rolling annual contracts giving monthly pricing opportunities Consistent governance Global, regional & local committees (min 6x pa) Best practices Data driven / KPIs tracked Responsive to external factors through monitoring Segmentation and yield management Pricing location/segment Yield management via services and frequency Innovations to drive margin improvements Empowering colleagues External expertise Training to explain and close Authority matrices so boundaries are known H122 YoY Δ Group customer retention 85.4% +110bps

Margin and Pricing 17 Strategy delivery on track whilst managing higher inflation environment Effective cost inflation management to be margin neutral: » Overall accelerated pricing actions drive neutral margin impacts after cost inflation impacts in H1 » Dynamic environment impacting P&L lines differently » Employee costs relative to Ongoing Revenue have fallen yoy in H1 as pricing growth has outpaced wage cost inflation » Despite labour market pressure, Group colleague retention stable in H1, maintained in mid - 80s percent range » However, fuel costs have increased relative to Ongoing Revenue yoy in H1 YoY Δ Employee cost percentage - 70bps Fuel cost percentage +65bps 60bps margin improvement delivered by continued execution on strategy: » Driving post code density (# of customers on a route) and hygiene product density (# products in each premise) » Optimising shared overhead in our infrastructure and back office » Leveraging M&A to further benefit geographic density and revenue on shared cost » Harnessing technology and innovation expertise for growth and efficiency » Actively managing our cost base » All regions improving margin points (including UK & SSA adjusted by non - repeat 2021 bad debt provision release) 1. 2.

£ million H1 22 H1 21 Adjusted Operating Profit 232.5 208.6 One - off items – Operating (23.1) (10.9) Depreciation 113.7 108.1 Other 3.6 3.6 EBITDA 326.7 309.4 Working capital (15.1) 63.6 Movement on provisions 0.7 (1.9) Capex – net additions and disposals (79.9) (70.0) Capital element of lease payments (45.3) (41.1) Operating Cash Flow – continuing operations 187.1 260.0 Operating Cash Flow @AER Operating Cash Flow of £187.1m Reduction on prior year reflects: elevated prior year performance; non - repeat of disinfection revenues; increase in working capital and capex Investment in higher inventories, with cash outflows up £22m relative to H1 2021 to provide confidence in our ability to maintain supply to customers 18

£ million H1 22 H1 21 Operating Cash Flow – continuing 187.1 260.0 Cash interest (18.6) (14.3) Cash tax (32.2) (25.0) Free Cash Flow – continuing 136.3 220.7 Net a cquisitions & disposals (127.0) (254.7) Dividends (79.6) (100.0)* Cost of issuing new shares (13.0) - Other - (1.1) Net debt related cash flows 1,606.4 (18.7) Net increase/(decrease) in cash and cash equivalents 1,523.1 (153.8) Cash and cash equivalents at beginning of the year 241.9 550.8 Exchange gains/(losses) on cash and cash equivalents 22.8 (9.1) Cash and cash equivalents at end of the financial year 1,787.8 387.9 Operating Cash Flow cont’d Interest payments of £18.6m are £4.3m higher than prior year. Cash tax payments of £32.2m were £7.2m higher than prior year, reflecting higher Group profit The half year impact of trading and working capital position resulted in Free Cash Flow of £136.3m Deal related bond issuance inflows of £1,606.4m leads to £1,523.1m increase in cash and cash equivalents * 2020 final dividend paid in H1 2021 was elevated due to the absence of a 2020 interim payment @AER 19

Balance Sheet @AER Foreign exchange translation and other items of £77.7m is primarily due to the strengthening of the Dollar against Sterling Overall, this led to a change in net debt of £160.9m and closing net debt of £1,445.6m 20 £ million H1 22 H1 21 Net increase/(decrease) in cash and cash equivalents 1,523.1 (153.8) Net debt related cash flows (1,606.4) 18.7 IFRS 16 liability movement 0.8 1.3 Net debt acquired (0.7) (6.4) Foreign exchange translation and other items (77.7) 23.2 Increase in net debt (160.9) (117.0) Opening net debt (1,284.7) (1,015.3) Closing net debt (1,445.6) (1,132.3) • Pro forma net debt to EBITDA ratio of 2.2x at 30 June 2022 • Liquidity headroom of £2,328m, including both the bond funding raised for the Terminix transaction and the £550m of undrawn RCF, with a maturity date of August 2025 • On 27 June 2022, the Group successfully priced three bonds: €850m 5 - year at 3.875%; €600m 8 - year at 4.375%; and £400m 10 - year at 5.0%. The balance of the bonds alongside the $700m three year loan facility will cover the refinancing of Terminix debt and transaction costs • S&P affirmation of BBB stable credit rating

Technical guidance and outlook for 2022* • Medium - term growth targets unchanged : Ongoing Revenue growth 6% to 9% (4% to 5% Organic), Ongoing Operating Profit 10%+, Free Cash Flow conversion c.90% • Restructuring costs c.£10m • Central and regional overheads £10m to £15m higher than 2021, principally reflecting transfer of supply chain costs from Europe to central overheads and inflationary pressures in 2022 • P&L interest costs c.£30 - £35m reflecting hyper - inflation impacts* • Estimated Adjusted Effective Tax Rate 21% to 22% • Share of Profits from Associates in line with 2021, dividend from Japanese associate of c.£3.6m • Positive impact of FX within range of £10m to £20m • Disinfection revenues of c.£20m in 2022 Cash Flow 21 P&L • Neutral working capital • Capex £270m to £290m, reflecting more normal pattern of spend as we exit the pandemic • Cash interest payments c.£38m* • Cash tax payments £75m - £85m • Expect to receive remainder of pre - tax surplus from UK pension scheme buy - out of c.£18m in Q4 2022 (£13m received in 2020) • Anticipated spend on M&A in 2022 (not including the acquisition of Terminix) of around £250m *Restructuring costs, central and regional overheads, interest costs, foreign exchange, capex, cash interest and cash tax do not include any impact of the transaction with Terminix

H1 22 summary

Rentokil Initial

- ✓ Excellent topline momentum, with strong demand for core business services and price progression
  - ➢ +12.0% growth in Ongoing Revenue excluding disinfection
  - ➢ +7.3% Organic growth (vs. medium term target 4% to 5%)
- ✓ +9.6% increase in Ongoing Operating Profit, despite anticipated reduction in disinfection
- ✓ Net Operating Margin up 60bps to 14.9%
- ✓ £136.3m Free Cash Flow, 88% conversion (vs medium term target of c.90%)
- ✓ Excellent ongoing M&A: 31 businesses acquired for spend of £159m
- ✓ Significant progress towards closing of Terminix transaction
- ✓ Interim dividend up 15.0% to 2.4p, in line with progressive policy

Outlook

The topline has sustained excellent momentum. We've been successful in proactively managing cost inflation through pricing to protect margin, while continuing to drive margin improvements through delivery on our strategy.

The business is a global operation that benefits from highly defensive product and service lines. We are well placed to navigate macro-economic and geopolitical volatility.

We look forward to delivering further good progress in the second half of the year.

22

23 High quality and resilient businesses Strong H1 Performance. Global Pest Control and Hygiene & Wellbeing businesses performing well. Andy Ransom Chief Executive 23

Our Operating Model A proven, resilient operating model. Focused on creating value for colleagues, customers, shareholders and society. 24 Multi - local business: • 89 countries • Combination of Growth & Emerging markets • Country - based management teams with local insight • +1,000 local branches with local teams • Operating today in 94 of the 100 key growth cities by GDP* * Oxford Economics, 2021

Long-term commitment to Employer of Choice

Excellent safety performance maintained in H1

World class standards of safety

H1 Lost Time Accidents rate: 0.38 (2021: 0.38)
H1 Working Days Lost rate: 7.71 (2021: 8.71)

Positive safety performance in H1. LTA numbers are in line with our 2021 performance, which was our best ever. Working Days Lost are continuing to improve and now 11% lower than in 2021.

New training developed in house: 'Leading Safely for Managers' module deployed to all managers ahead of peak season / greater risk of accidents.

State of the art vehicle telematics implemented: Encourages smoother, safer and cleaner (more environmentally friendly) driving behaviours. Each is measured, benchmarked and incentivised. UK launched. Rolling out in Europe.



Individual drivers behaviours impact fleet & business performance
Smoother
Avoiding harsh driving styles
Safer
Respecting road speed limits
Cleaner
Turning engine off when stopped
Safety
Sustainability
Savings



Smoother



Cleaner

Strong focus and progress across the Group.

The LTA rate is calculated as the number of lost time accidents (injuries and illnesses) per 100,000 hours worked.
The WDL rate is calculated as the number of working days that colleagues could not work because of lost time accidents (injuries and illnesses) per 100,000 hours worked.

25

Long-term commitment to Employer of Choice

Market-leading practices sustaining our performance

Global recruitment programme

More people than ever before applying to work for the company: Careers Portal visits +590,000 (2021-22) vs 18,000 (2017-18).

Career+ social media app: +90,000 postings of job vacancies by colleagues - viewed +250,000 times and a 22% application rate.

Again in the Top 25 for UK apprenticeship employers 2022, announced in Q2.

Apprenticeships Top 100 Employers 2022


RI CAREER&LEARNING FESTIVAL
SEPTEMBER
#RIGROW2022

Global retention programme

Colleague Retention remains high - mid 80s, down 1% (rolling 12-month basis) - stable through H1: Sales colleague retention remains unchanged, service colleague retention down slightly.

Programme of activities in H2 2022 supporting retention: Includes our largest ever training and development 'Festival' for colleagues with 150 sessions in September.


Rentokil
The Experts in Pest Control
Werken aan kwaliteit

Maintaining our ability to hire and retain great people.

26

Culture Framework - Vision Input from RI and Terminix teams Our Vision To be the most loved and respected services business on the planet – delivering in THE R I GH T WAY. 27 27

Culture Framework - Mission Input from RI and Terminix teams Our Mission Protecting People. Enhancing Lives. Preserving our Planet. 28

Culture Framework - Values Input from RI and Terminix teams Service We are passionate about delivering excellent service to every customer Relationships We value long - lasting relationships with our colleagues, customers, and the communities in which we operate. Teamwork We are One Team – collaborating, supporting, and working together brilliantly. Responsibility We all owe a duty of care to each other, our customers, local charities, the communities in which we live and work, and to the planet. 29

Culture Framework Key culture characteristics – creating a great place to work We aim to delight every customer, each and every day. We work hard, but always safely, and deliver on our commitments. By making good commercial decisions everyone wins. We set high standards, exceed expectations, and find new ways to work more effectively. We recognise and celebrate successes. We value every colleague equally and strive to attract and retain the best people from the widest possible pool of talent. We treat others the way we would want to be treated. We are easy to get on with, friendly, inclusive, and practical. We act with humility, always eager to learn and to do the right thing. We constantly innovate, find creative solutions to help us grow, and embrace digital technologies that set us apart from the competition. Innovative Down to earth Diverse Driven to succeed Customer focused 30

Net Zero carbon emissions by the end of 2040 Clear plan and actions underway in all Regions Leading in ESG in our industries. Reducing travel emissions North America : All new Sedans and SUV replacements will now be hybrid or electric vehicles (400 in the fleet currently). Sustainable consumables Aim for >90% of all the paper products we provide to our customers globally will hold an appropriate environmental c ertification by the end of 2022: • Recycled paper: From post - consumer waste, carrying a recognised environmental accreditation; and • Virgin paper: T rees with Forest Stewardship Council accreditation. 31

ESG is real in Rentokil Initial The S of ESG…. “In Ukraine UNICEF has delivered health and medical supplies for nearly 2.1m people in war - affected areas. This would not have been possible without the incredible support from our partners, including £100,000 from Rentokil Initial.” Jon Sparkes, Chief Executive The UK Committee for UNICEF (UNICEF UK) Continuing partnership with the charity, Cool Earth , to support communities in the rainforests of Papua New Guinea and Cameroon - custodians of over 42,000 hectares of rainforest, 20,224,222 trees and over 8 million tonnes of carbon stored. Founding Platinum Supporter of The Queen’s Green Canopy part of the Jubilee celebrations – the campaign has resulted in over 1m trees planted across the UK. 32

@CER Rentokil Pest Control @CER Pest Control Ongoing Revenue (£m) H1 Ongoing Revenue: £1,049m +12.1% H1 Profit: £189.8m +14.8% +£1bn Ongoing Revenues in H1 for the first time. H1 Ongoing Revenue: Growth markets +11.0% and Emerging markets +19.9%. NA +12.0%, Europe +14.4%, Pacific +8.2, Asia & MENAT +18.2%. Q2 Ongoing Revenue +12.8% to £571.5m. H1 Organic Revenue growth of 5.6%. H1 margins +40 basis points to 18.1% (3Y improvement of 1.6%). 26 acquisitions supporting city density and cities of the future strategy. Becoming #1 in Spain and #1 in Poland in H1. 34% increase on H1 2020 Strong H1 2022 33 518 643 712 783 786 936 1049 H1 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 H1 2022 2016 - 2022 REVENUE CAGR 12.5%

Continuing investment in world-class innovation - further differentiation

Supporting our commercial and environmental goals

- All innovation aimed to support greater sustainability with enhanced efficacy
- Focus to support our environment and net zero 2040 goals
- Short, Medium & Longer term deliverables to reduce or eliminate toxic chemicals
- Exciting breakthrough solutions to support humane & efficient pest control
- Support commercial opportunities in key sectors
- Robust solutions designed to last in all customer environments
- Innovation built with 'Connect' in mind

Pipeline of 50 projects across major pest sectors.

+100,000 Lumnia units sold in the last 12 months.
62% reduction in emissions.



Bird alert
Recognising types of birds and chooses appropriate 'call' to scare away.
Launched in 8 markets.





Flexi Armour

Range of rodent proofing barrier products – seals gaps with resilient resin - allows the expansion joints to flex but stops rodents from gaining access.
Global rollout from Q3.

34

Connected growth - up to +262,000 units (200,000 as at H1 2021) Good growth in lead markets with Netherlands close to 25% of commercial customers connected Clear Analogue to Digital benefits 24/7 monitoring & quicker response Secure data & 100% transparency Actionable insights and big data Great customer experience Retention - as with most digital subscriptions once you have it you won’t go back. On - site efficiency and a lower cost to service by switching visits for technology. A premium IoT service for commercial customers. 35

Connected Cameras – field trial success UK Pilot: Working with Vodafone and Google we installed our first camera trial and connected it to the Vodafone AI invent platform. Clear evidence of rodent activity within 24 hours. Advancing with AI identification and mobile reporting. 18 customer sites. 4,500 photos taken. 34,000 hours of monitoring. First pests identified by AI. Potential to lead to faster control of pest problems and removing 1000’s visits where no activity has taken place. 36

Good progress in technology Driving efficiency and for further differentiation Self service portals 24/7 residential pest control customer portal in U.S. Self - service - schedule service visit, view documents and pay bills online. >20,000 customers signed up. >12 ,500 invoices already paid by customers – in just 3 simple steps. ~2,200 call centre hours saved to date. Launches in the Central US region next month. From concept to launch in first U.S. pest control business in just 5 months. 37

Hygiene & Wellbeing 19% growth vs. H1 2020 Ongoing Revenue growth: • Core Hygiene Washrooms: +11.0% • Premises / enhanced environments: +10.5% • NA: +22.4% • Italy: +8.9% • France: +9.8% • Pacific: +11.1% • UK&I: +9.1% Medium - term Organic Growth similar to pest control, 4% - 6% on an ongoing basis. Excellent H1 2022 Organic Growth in H&W of 10.0%. Total Hygiene & Wellbeing (H&W) Ongoing Revenue: £377.7m +10.8% Ongoing Operating Profit: £77.1m - 10.7% 257 264 325 344 318 341 378 H1 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 H1 2022 Hygiene & Wellbeing Ongoing Revenue (£m) Revenue excludes Disinfection of £13.6m in H1 2022 vs £95.3m in H1 2021 during the Covid crisis phase. Profit includes Disinfection. Excellent performance in H1 38 @CER 2016 - 2022 REVENUE CAGR 6.7%

Hygiene & Wellbeing

High quality dispenser ranges for use inside and outside the washroom.

Continuing to invest in our ranges to add differentiation and build upsell.

- **c.150,000** Signature units added in H1 +11.6% (vs H1 2021)
- **+100,000** myInitial customer portal users now registered.
- **+5pts improvement** in customer satisfaction in H&W since 2021.

Rentokil Initial



Reflection
Contemporary range of premium stainless steel products.



Signature
A suite of products delivering high hygiene standards with attractive design.



Signature Colour
Colour products to reflect the brand and design requirements of customers.



New
Signature Mini: For smaller cubicles.



New
Period Dignity Dispenser: For free period products.



New
Little Ones: For children's hand hygiene.

39

Healthier buildings & Clean Air - Enhancing our Clean Air Range



InspireAir 72

Floor standing air purification solution with high filtration for clean air, removing particulate and air pollutants



VIRUSKILLER

Wall mounted, floor standing and desktop VIRUSKILLER units - air purification with microbiome destruction technology



Aeramax Pro 3

Wall mounted and fits all air purification needs in rooms that don't have suitable space for a floor standing solution. Features H13 filter and air quality situation display.

Phase 1: First products, building on existing expertise

InspireAir and VIRUSKILLER – best in class performance, recognised accreditations and claims backed up by science.

- Increasing focus on indoor air quality.
- Over 11,000 units installed over the last 12 months; growth of 35% in H1 2022 vs H1 2021.
- North America VirusKiller sales underway incl. c.1,000 Hextio desktop units (incl. some residential).
- Meeting the different requirements of customers.
- Add value and customer peace of mind via a 'safe service' provided by our trained technicians.

New Aeramax unit launches in 2022:

- Wall-mounted (or floor-standing) HEPA 13 and carbon filter air purifier suitable for in/out washrooms, with allergy-friendly accreditation and independent testing.
- Multi filter technology for removal of particulates and odour.

40

Healthier buildings & Clean Air - Enhancing our Clean Air Range/2 Air Quality monitoring Data analysis and actionable insights Baseline assessment of pollution and environmental conditions in a building according to healthy building standards Data analysis and build statistics about air quality and environmental conditions. Moisture Control & Mould Remediation Protecting people's health and assets by preventing the formation and growth of mould Phase 2: Developing expertise Investigating opportunities to extend our clean air / wellbeing portfolio ● Monitoring, assessment and benchmarking of air quality in customer premises – pilots underway in Asia. ● Exploration of partnership opportunities with third party solutions. ● M&A opportunities being explored. Phase 3: Future strategy ● Offering a total building approach underpinned by our global serviced hygiene expertise - extending our expertise into new areas. ● Adding value e.g. healthy building assessments and associated service model – consultant approach around improvements and reassurance for building users’ air quality and employee wellbeing. 41

Initial Workwear

6% of Group Ongoing Revenues

		@CER
H1 Ongoing Revenue:	**£91.6m**	**+16.0%**
H1 Profit:	**£13.4m**	**+122.5%**

Ongoing Revenues +16.0% in H1 2022 (Organic Revenue: +16.0%).

Overall, France Workwear is back to pre-Covid levels. A lag in recovery of the 'as-used' business in the Paris region (which is c.90% of 2019 levels in HORECA) has been balanced elsewhere.

State of Service is at 99.1% (+0.4% YoY).
New customer implementation average moved from 21 weeks in H1 2021 to 16 weeks H1 2022 (24% improvement).
Garment and flat linen recycling +7.5% YoY at 309 tonnes.
EcoVardis Gold Award for ESG.


Initial
Initial







42

Strong acquisitions pipeline in place. Cash paid in 2021 of £563m ahead of £450m - £500m guidance Value creating M&A programme. 31 acquisitions in H1 in 17 countries: 26 in Pest Control, 5 in H&W. • 18 acquisitions across Growth markets and 13 in Emerging markets. • 7 acquisitions in Europe with £21.2m annualised revenues - becoming #1 in Spain and in Poland. • 7 acquisitions in Asia & MENAT - doubling the size of our business in the Philippines (Manila being one of our ‘cities of the future’). • 6 deals in each of North America and Latin America – including Ecotech acquisition in Argentina & Brazil – we can now offer an end - to - end fumigation service for exported grain being shipped globally by food producers. Total consideration of £159.6m in H1. • Good progress towards our full year target of around £250m in typically smaller, bolt - on acquisitions. Based on our most recent analysis, the M&A programme continues to perform at or above our required hurdle rates. Excellent Progress in M&A in H1 2022 Accelerated deal flow - 31 deals in H1 (vs 24 in H1 2021) with annualised revenues of £68.4m 43

44 Terminix Compelling strategic rationale Increased scale, density and leadership in the global Pest Control market. Growing at c. 4.5% – 5%+ p.a. Operations in the USA, Sweden, Spain, Ireland, Honduras, Mexico and Canada. Substantially increased scale in North America, providing an enlarged platform for profitable growth. Game changing density. A complementary and synergistic portfolio combination. Attractive synergy potential of at least US$150m net cost synergies by the third full year post completion. An attractive and more resilient financial profile. Highly cash generative with balance sheet strength to support future growth. 1 2 3 4

Terminix: Substantially increased scale in North America

Clear growth drivers fuelling future growth in the US Pest Control Market

Rentokil Initial

Growing Population

US population growing by 3.3m per year: Projected to rise from 325m to 416m by 2060 creating increased demand

Climate Change

2021–2050 annual US average temperatures expected to rise creating increased pest threats

Standards Increase

Food Safety Modernization Act - most significant legislation in over 70 years - focuses on the prevention of disease outbreaks

Rise of Pests

Over 50 termite species in USA - approx. $2bn p.a. in subterranean damage caused



Increasing Business Pressure

80% of US hotels and motels reported some presence of Bed bugs in the past year with massive impact from social media

Vector-borne Diseases

Yellow fever mosquito now found in 23 US states
West Nile, dengue & chikungunya viruses now present in the US

Rise of Pest Intolerance

29% of all Americans have experienced a rodent pest issue at some point; 35% in the Northeast

https://www.statista.com/statistics/183481/united-states-population-projection/
https://www.sciencedirect.com/topics/agricultural-and-biological-sciences/kalotermitidae -
http://vitalsigntermite.com/uploads/3/4/4/1/34413916/termites.pdf
http://entnemdept.ufl.edu/creatures/aquatic/aedes_aegypti.htm
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4394667/

https://eos.org/features/how-will-climate-change-affect-the-united-states-in-decades-to-come
https://www.pestworld.org/news-hub/press-releases/of-mice-and-men-rodent-infestations-plague-nearly-a-third-of-americans/
https://www.pestworld.org/news-hub/press-releases/new-survey-finds-bed-bug-infestations-spike-during-summer-months/

45

Terminix Integration planning underway - we remain on track Excellent progress on all workstreams. 14 Workstreams Regulatory Integration Planning Business strategy, continuity and operating model Review processes underway and preparation towards listing of ADSs on NYSE FCA & SEC Shareholders Approval by both sets of shareholders Sale of UK and Norway operations by Terminix Historical financials prepared and PCAOB compliant, 2019 - 2021 audited financials . Mobilisation Finance Waiting period under the Hart - Scott - Rodino Antitrust Improvements Act expired, thereby satisfying the US antitrust condition 46 DAY ONE ✔ Completed ✔ On Track ✔ Completed ✔ On Track ✔ Completed ✔ Advanced

Terminix

Governance and planning


WEEKLY
Global Steer Com
WEEKLY
NA Integration Steering Committee
DAILY
Integration Management Office
WEEKLY
Integration Investment Committee
Subject Matter Experts
RTO / TMX
Minimum WEEKLY
WorkStreams

Governance structure in place. Excellent working relationships between integration planning teams in both companies.

Supported by third party expert consultants to supplement RI and Terminix experts.

- Key Functional Workstreams	Core Principles	Approach to Transaction	DD Financials	Guiding Principles	Workstream Scope	Program Structure	Resource Plan	Day 1 Checklist	Program Charters	Timeline	Post-Day 1 Checklists
01. Field Ops	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
02. Back Office Field Support	✓	✓	✓	✓	✓	✓	✓	✓	•	•	•
03. Procurement & Fleet	✓	✓	✓	✓	✓	✓	✓	✓	✓	•	•
04. Marketing & Innov.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	•
05. Sales	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	•
06. HR	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
07. Finance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	•

✓ Complete • In Progress

Structure in place, 14 workstreams are actively planning

7 workstreams are responsible for +80% of the synergies

Multiple cost and efficiency synergy levers in plan.

Planning underway and on track.

Positive engagement and development of detailed implementation plans.

47

Terminix

Branch integration is at the heart of the overall integration

Rentokil Initial

Branch and route analysis to create the optimum network for customer proximity and route density.

	Property	Systems & Processes	Admin Model	Technician Routes	Activities
Branch Colocation INITIAL STATE	✓	X	X	X	· 600+ branches to optimal end state · Blended or specialized branch · Closing some physical properties, lease reviews etc ***Property Synergies***
Branch Integration INTERIM STATE	✓	✓	✓	X	· IT systems consolidation · Marketing and brand alignment · Pay and benefits standardisation ***Field Ops Support Synergies***
Route Integration END STATE	✓	✓	✓	✓	· Route integration encompasses system migration and service protocol alignment ***Service Protocol alignment and route density***

Leveraging best of breed from both companies:

- Sales (incl. Product and Service Offerings)
- Health & Safety
- Regulatory
- Technical
- Customer Experience
- Reporting and KPIs

Back office field support:

- Process integration and efficiency improvements - taking best practices and capabilities to create the back office field support function of the future.

Three-year programme to create optimal network.

48

49 H1 2022 Summary Strong organic growth and record M&A execution . Ongoing Revenue growth: +12.0% 7.3% Organic Revenue growth in H1. 12.1% growth in Pest Control, 5.6% organic. 10.8% growth in Hygiene & Wellbeing, 10% organic. Ongoing Operating Profit growth: +9.6% to £228.1m (CER) Broad - based growth. Strong cash collection and pricing Free Cash Flow of £136.3m and a cash conversion rate of 88% in line with our c.90% target. Pricing progression maintained to cover input inflation. Excellent M&A 31 acquisitions: 26 in Pest Control, 5 in Hygiene & Wellbeing. Consideration of £159.6m – good progress towards FY 2022 target of around £250m. Strong pipeline. Terminix agreement on track. Interim dividend of 2.4p per share - 15% increase on H1 2021

50 Interim Financial Results 2022 28 July, 2022